September 2014 Pricing Sheet dated September 30, 2014 relating to Preliminary Terms No. 1,625 dated September 15, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities
Trigger Jump Securities Based on the Value of the Worst Performing of the S&P 500® Index and the EURO STOXX 50® Index due October 3, 2017
Principal at Risk Securities
PRICING TERMS – SEPTEMBER 30, 2014
Issuer:	Morgan Stanley
Issue price:	$10 per security (see “Commissions and issue price” below)
Stated principal amount:	$10 per security
Pricing date:	September 30, 2014
Original issue date:	October 3, 2014 (3 business days after the pricing date)
Maturity date:	October 3, 2017
Aggregate principal amount:	$2,202,000
Interest:	None
Underlying indices:	S&P 500® Index (the “SPX Index”) and the EURO STOXX 50® Index (the “SX5E Index”)
Payment at maturity:
•      If the final index value of each underlying index is greater than or equal to its respective initial index value:
$10 + the greater of (i) $10 x the index percent change of the worst performing underlying index and (ii) the upside payment
•      If the final index value of either underlying index is less than its respective initial index value but the final index value of each underlying index is greater than or equal to its respective downside threshold, meaning the value of neither underlying index has declined by more than 25% from its initial value:
$10
•      If the final index value of either underlying index is less than its respective downside threshold level, meaning the value of either underlying index has declined by more than 25% from its respective initial value:
$10 × index performance factor of the worst performing underlying index
Under these circumstances, the payment at maturity will be significantly less than the stated principal amount of $10, and will represent a loss of more than 25%, and possibly all, of your investment.  There is no minimum payment at maturity on the securities.

Upside payment:	$3.40 per security (34% of the stated principal amount)
Downside threshold level:	With respect to the SPX Index, 1,479.218, which is approximately 75% of its initial index value With respect to the SX5E Index, 2,419.448, which is approximately 75% of its initial index value
Index percent change:	With respect to each underlying index, (final index value − initial index value) / initial index value
Index performance factor:	With respect to each underlying index, final index value / initial index value
Worst performing underlying index:	The underlying index with the lesser index performance factor
Initial index value:
With respect to the SPX Index, 1,972.29, which is the index closing value of such index on the pricing date
With respect to the SX5E Index, 3,225.93, which is the index closing value of such index on the pricing date

Final index value:	With respect to each underlying index, the index closing value of such index on the valuation date
Valuation date:	September 28, 2017, subject to postponement for non-index business days and certain market disruption events
CUSIP / ISIN:	61764C101 / US61764C1018
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.456 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
Per security	$10.00	$0.25(1)
		$0.05(2)	$9.70
Total	$2,202,000	$66,060	$2,135,940

(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.25 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest”  in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by S&P, and S&P makes no representation regarding the advisability of investing in the securities.
 “EURO STOXX®” and “STOXX®” are registered trademarks of STOXX Limited and have been licensed for use for certain purposes by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by STOXX Limited, and STOXX Limited makes no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing this offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Product Supplement for Jump Securities dated August 17, 2012        Index Supplement dated November 21, 2011        Prospectus dated November 21, 2011
Preliminary Terms No. 1,625 dated September 15, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.